1000 Six PPG Place

Pittsburgh, PA 15222-5479

October 9, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549-7010

Attn: Terence O’Brien

RE:	Allegheny Technologies Incorporated

File No. 1-12001

Dear Mr. O’Brien:

This letter sets forth our response to the letter (the “Comment Letter”) dated September 25, 2013 from the Staff of the Securities and Exchange Commission with respect to Allegheny Technologies Incorporated (the “Company”).

Set forth below are the Company’s responses to the comments set forth in the Comment Letter. For your convenience, each comment is reproduced below and is followed by the Company’s response.

Form 10-Q for the period ended June 30, 2013

Note 11. Financial Information for Subsidiary and Guarantor Parent, page 16

1.	We have read your response to comment 1 in our letter dated August 22, 2013. You have indicated that all lending and repayment activities to and from the parent and its subsidiaries are classified as financing activities in the condensed statements of cash flows. However, these lending activities appear to be investing activities by the entities making such loans or advances, as described in paragraphs 11-13 of ASC 230-10-45. Please explain or revise the presentation in future filings accordingly.

RESPONSE:

In future filings, we will revise our presentation of the parent and its subsidiaries to classify lending activities as investing activities.

2.	You have also told us that in future filings you will measure materiality for determining separate disclosure of intercompany balances. Please quantify for us the intercompany asset and intercompany liability balances for the two quarters of 2013 and the last three years.

RESPONSE:

The table below quantifies the intercompany asset and intercompany liability balances at December 31, 2010, 2011 and 2012, and the quarters ended March 31 and June 30, 2013.

Mr. Terence O’Brien

United States Securities and Exchange Commission

October 9, 2013

Net intercompany asset (liability) balances (in millions):

Fiscal Period	Guarantor Parent	Subsidiary	Non-guarantor Subsidiaries
December 31, 2010	$(1,156.9)	$1,286.6	$(129.7)
December 31, 2011	(916.4)	1,302.0	(385.6)
December 31, 2012	(1,073.4)	(416.6)	1,490.0
March 31, 2013	(990.3)	(554.9)	1,545.2
June 30, 2013	(1,076.9)	(656.8)	1,733.7

*     *     *

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned, Patrick J. DeCourcy at (412) 395-3057 with any questions or comments.

Very truly yours,

/s/ Patrick J. DeCourcy

Patrick J. DeCourcy

Interim Chief Financial Officer

cc: Elliot S. Davis